SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2014
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2014, incorporated by reference herein:
Exhibit
99.1 Release dated October 31, 2014, entitled “ROB HUME RETIRES- JOHAN
HOLTZHAUSEN APPOINTED AUDIT AND RISK COMMITTEE CHAIR”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: October 31, 2014
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
Interest Rate Issuer code: DRDI
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD”)
ROB HUME RETIRES – JOHAN HOLTZHAUSEN APPOINTED AUDIT AND RISK COMMITTEE CHAIR
Shareholders are advised that after 13 years on the board, Mr Rob Hume (74) has decided to retire and not to renew his agreement for a further term. His retirement is effective 31 October 2014.
Mr Hume was appointed independent non executive director and chairman of the audit committee on
1 November 2001 and continued to hold that position to date.
In anticipation of Mr Hume’s retirement former KPMG senior partner Mr Johan Holtzhausen was appointed independent non executive director in April 2014. He will assume the chairmanship of the audit and risk committee from 1 November 2014.
The board and management of DRDGOLD wish to thank Mr Hume for his dedicated service and guidance over a period of thirteen years and wish him well for the future.
Johannesburg
31 October 2014
Sponsor and Debt Sponsor
One Capital